東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2007 JUN -5 A 6:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07024097

June 1, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of the Selection of a New Independent Auditor dated June 1, 2007
- Notice of Personnel Redeployment of Director and Corporate Auditor dated June 1, 2007

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

RECEIVED
2007 JUN -5 A 6:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 1, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of the Selection of a New Independent Auditor

At the meeting of Board of Directors held on May 31, 2007, Belluna Co., Ltd. ("the Company") resolved to submit for deliberation at the June 28, 2007, the general shareholders' meeting a resolution on the selection of a new independent auditor.

Description

1. Reason of the selection of a new independent auditor

The Company's independent auditor, ChuoAoyama PricewaterhouseCoopers (present Misuzu Audit Corporation), lost its ability to serve in this capacity for the Company after the auditing firm was ordered by the Japanese Financial Services Agency, on May 10, 2006, to suspend operations for two months, from July 1 to August 31, 2006. Then, on August 30, 2006, the Company's Board of Corporate Auditors selected Misuzu Audit Corporation as a temporary independent auditor.

This temporary independent auditor has reached the end of their terms of engagement. Accordingly, the selection of Ernst & Young ShinNihon as the Company's new independent auditor will be deliberated at the general shareholders' meeting scheduled for June 28, 2007.

Deliberations on the resolution have been approved by the Company's Board of Corporate Auditors.

2. Prospective new independent auditor

Name: Ernst & Young ShinNihon

Address: Hibiya Kokusai Building, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan

3. Outgoing temporary independent auditor

Name: Misuzu Audit Corporation

Address: Kasumigaseki Building, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, Japan

4. Date effective (scheduled)

June 28, 2007 (the same day as the general shareholders' meeting)

- END -

June 1, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Personnel Redeployment of Director and Corporate Auditor

At the meeting of Board of Directors held on May 31, 2007, Belluna Co., Ltd. resolved its recommendation for personnel redeployment as below. The candidates will be formally appointed at the general shareholders' meeting on the coming June 28, 2007.

Description

1. Candidate for new director

Director:	Toshio Takahashi, present general manager of Marketing Dept.
Date of assumption (scheduled):	June 28, 2007 (the same day as the general shareholders' meeting)

2. Candidate for new corporate auditor

Corporate auditor:	Shuji Fujita, present manager of DM Center (as operating section of database segmentation)
Date of assumption (scheduled):	June 28, 2007 (the same day as the general shareholders' meeting)

- END -

END